Mail Stop 4561

April 11, 2008

Mr. Rex P. Doyle
President
Epic Energy Resources, Inc.
10655 Six Pines, Suite 210
The Woodlands, TX 77380

> **Re:** **Epic Energy Resources, Inc.**
> **Registration Statement on Form S-1**
> **Amendment No. 1**
> **Filed March 18, 2008**
> **File No. 333-148479**

Dear Mr. Doyle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to prior comments 1 through 10. Please be advised that given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the share concentration of the above-named selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please advise us of your basis for determining that

the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

2.   The 10-KSB filed on April 10, 2008 indicates that the aggregate market value of your voting stock held by non-affiliates as of March 31, 2008 was approximately $9,941,000. Based on the closing price on that date of $0.65 per share, it appears that you had 15,293,846 shares held by non-affiliates. Please tell us whether this number includes the shares being registered for resale on this registration statement. If not, please tell us the number of shares held by non-affiliates that were excluded from your calculation.

3.   We have reviewed the reserve report provided in response to prior comment 12. Proved reserves must be based on the SEC definition of proved reserves found in Rule 4-12(a) of Regulation S-X. The reserves in the reserve report were based on the Society of Petroleum Engineers' definition of proved reserves. The SEC definition requires that the prices used in the report must be the prices you would have received if you sold oil and gas on the last day of your fiscal year, or the last day of the most recent reporting period, and these should be held constant for the life of the reserves. This should be the posted price for that day and not the NYMEX strip price, which is a futures price. This was not the case in the reserve report you provided. You must re-determine your proved reserves based on the SEC definition as found in Rule 4-12(a) of Regulation S-X using the correct price.

4.   It does not appear that the undiscounted future cash flows in the registration statement is in agreement with the value in the reserve report. The value in the filing is approximately 23% higher than that in the reserve report. Please explain this to us.

5.   Please note that your financial statements became stale on April 1, 2008. As such, please update the financial information presented throughout your document, including the pro formas, to include audited December 31, 2007 financial information.

6.   Please consider including an index to your financial statements.

Prospectus Cover Page

7.   We note that you are registering for resale 6,200,000 shares of common stock that you may issue to holders of promissory notes in payment of principal. On page 53, you state that the number of shares of your common stock that may be issued to note holders in payment of principal is 7,142,857 shares. Please explain this difference to us.

Risk Factors, page 5

8.   We have reviewed your response to our prior comment 18. Please disclose in the prospectus that you currently have no acquisition plans at this time.

Epic's limited operating history may make it difficult for investors to assess Epic's future operating results, page 6

9.   We note your response to prior comment 17. Please expand this risk factor to discuss your history of losses and your current accumulated deficit.

Comparative Share Data, page 10

10.   The second paragraph on page 11 indicates that you determined the number of shares issuable upon payment of principal on notes assuming that the common stock has a price of $3.30 per share. We note, however, that on February 29, 2007, the price of your common stock on the OTC-BB was $1.07 per share and the price on March 31, 2008 was $0.65 per share. Please tell us why you believe you have registered a sufficient number of shares for issuance as principal payments on the notes.

Executive Compensation

Stock Option and Bonus Plans, page 39

11.   We refer to the table on page 40 of outstanding equity awards as of the fiscal years ended December 31, 2007 and 2006. Please provide a footnote to the table setting forth the vesting dates of the options outstanding. We refer you to Instruction 2 to Item 402(f)(2) of Regulation S-K.

Principal Shareholders, page 41

12.   Please include share ownership information for Mr. Michael Kinney, your newly appointed executive vice president and chief financial officer, and Pat Murray, whom you include in your summary compensation table as a named executive officer. We refer you to Item 403(b) of Regulation S-K.

Description of Securities

Convertible Notes, page 53

13.   We have reviewed your response to our prior comment 4 and note that the conversion price of the convertible notes will be determined by dividing the amount to be paid by a price equal to 90 percent of your volume weighted average

trading price for the ten consecutive trading days prior to the applicable principal payment date. Please include a footnote to the table on page 53 indicating that the conversion price is floating.

Payments to Selling Shareholders and Finders, page 54

14.   We note that you are required to make quarterly principal payments on the convertible notes of $1,265,625 beginning December 1, 2008. We also note your statement that "[d]uring the twelve months ending December 4, 2008, [you] will make mandatory principal payments of $2,265,625 to the note holders." Please explain to us the difference in these amounts.

Financial Statements of Epic Energy Resources, Inc. as of December 31, 2006

4. Acquisition of Oil and Gas Properties, page F-11

15.   We have reviewed your response to our prior comment 60. Please supplementary advise us as to the exact status of the negotiations with Oneok Field Services to sell your natural gas in Rush County, Kansas.

Financial Statements of Epic Energy Resources, Inc. as of September 30, 2007

2. Business Combinations, page F-25

16.   We have considered your response to our prior comment 64. Please confirm for us that you had a written agreement with The Carnrite Group, LLC as of July 1, 2007 which effectively transferred ownership to you. Reference is made to paragraph 48 of SFAS 141.

17.   We have considered your response to our prior comment 65. We are unsure how your decision not to allocate a portion of the purchase price of The Carnrite Group, LLC to identified intangible assets or liabilities (specifically customer relationships) complies with the requirements of SFAS 141. Explain to us how you have applied the guidance in paragraphs 39 and A18 through A21 of SFAS 141 as well as the guidance in EITF 02-17.

Financial Statements of Pearl Development Company as of December 31, 2006

Note 9 – Subsequent Events, page F-46

18.   We have considered your response to our prior comment 72. We are still unsure how you have accounted for the reorganization plan implemented on January 1, 2007. To the extent you accounted for this reorganization as a reorganization of entities under common control, explain to us in detail how you met the common

control criteria of EITF 02-5 and SFAS 141. Otherwise, explain to us how you implemented the guidance in SFAS 141 in recording the transaction.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-57

19.   Your previous filing included disclosure preceding the pro forma financial statements that described the merger transaction and included general information regarding the pro forma financial statements. Explain to us why you have removed this disclosure in your most recent amendment.

Unaudited Pro forma Condensed Combined Balance Sheet, page F-58

20.   We have considered your response to our prior comment 52. We are unsure how your decision not to allocate a portion of the purchase price of Pearl Investment Company to identified intangible assets or liabilities (specifically customer relationships) complies with the requirements of SFAS 141. Explain to us how you have applied the guidance in paragraphs 39 and A18 through A21 of SFAS 141 as well as the guidance in EITF 02-17.

21.   We are unclear how you have addressed our prior comment 69. Explain to us why you have not included adjustment to reflect the effect of new employment agreements entered into with key members of management of Carnrite.

Explanatory Notes

Note 2, page F-61

22.   We have considered your response to our prior comment 54. Tell us whom you issued these securities to and their relationship to the Company. Additionally, explain to us how you considered the guidance in SFAS 123(R) in determining that it would not be necessary to record a charge for the difference between the fair value of your stock on the date of issuance and the offering price. Finally, to the extent your are relying on a lack of liquidity as your basis for not recording a charge, explain to us your basis in GAAP for rely on this lack of liquidity discount.

Note 4, page F-61

23.   We have considered your response to our prior comment 55. We are still unclear how this transaction has resulted in a derivative liability. Explain to us whether this amount represents the bifurcation of a conversion feature in the debt instruments in accordance with SFAS 133 and EITF 00-19, a beneficial conversion feature under EITF's 98-5 and 00-27 or if some other derivative was entered into as a result of this transaction. In your response cite specific sections

of the loan agreements and the specific sections of GAAP that you relied upon in arriving at your accounting conclusions.

Part II

Item 17. Undertakings

24.   Please revise to include the undertakings required by Item 512(a)(5) and (6) of Regulation S-K. We note that your initial filing included these undertakings but they were omitted in amendment no. 1.

Exhibits

25.   Please file the employment agreement with Mr. Bret Rhinesmith, referenced on page 37, as a exhibit to the registration statement or tell us why you believe it is not necessary to file Mr. Rhinesmith's employment agreement. We refer you to Item 601(b)(10)(iii) of Regulation S-K.

Exhibit 23.2

26.   Please provided updated consents from all auditors involved with the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Rex P. Doyle
Epic Energy Resources, Inc.
April 11, 2008
Page 7

You may contact Robert Telewicz at (202) 551-3438 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: William T. Hart, Esq.
        VIA FAX (303) 839-5414